Exhibit 99.1

MiX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX     ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or the “company”)

NOTICE IN TERMS OF SECTION 45(5)(a) OF THE COMPANIES ACT 71 OF 2008 (“THE ACT”)

In terms of the provisions of section 45(5)(a) of the Act and pursuant to the special resolution passed at the annual general meeting of the company held on September 26, 2018 authorising the board of directors (“the board”) to provide direct or indirect financial assistance to related and inter-related parties, notification is hereby given by MiX Telematics that the board has adopted a resolution in terms of section 45(3)(b) of the Act authorising the company to grant a loan facility to MiX Telematics Investments Proprietary (“MiX Investments”), a wholly-owned subsidiary of MiX Telematics, in an amount of R100 000 000.00, to facilitate MiX Investments’ functioning as the MiX Telematics group’s treasury company. The granting of the loan constitutes financial assistance in terms of section 45 of the Act, which financial assistance exceeds one tenth of one percent of the company’s net worth.

In accordance with section 45 of the Act, the board is satisfied and acknowledges that:

(i)	immediately after providing such financial assistance, MiX Telematics would have satisfied the solvency and liquidity test as provided for in section 4 of the Act, and

(ii)	the terms under which such financial assistance has been given are fair and reasonable to MiX Telematics.

December 21, 2018

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